EXHIBIT 21.1
FIDELITY NATIONAL FINANCIAL, INC.
List of Subsidiaries 12/31/2010
Four Significant Subsidiaries

COMPANY	INCORPORATION
Chicago Title and Trust Company	Illinois
Chicago Title Insurance Company	Nebraska
Fidelity National Title Group, Inc.	Delaware
Fidelity National Title Insurance Company	California